UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

PEOPLE’S LIBERATION, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

711153 10 6

(CUSIP Number)

COLIN DYNE

6205 BUSCH DRIVE

MALIBU, CA 90265

(310) 266-9618

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 3, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 711153 10 6		13D/A	Page 2 of 6 Pages

1	Name Of Reporting Person Colin Dyne
2	Check the Appropriate Box if a Member of a Group (see Instructions) (a) ☐ (b) ☑
3	SEC Use Only
4	Source Of Funds (see Instructions) PF, OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Republic of South Africa
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 10,531,560
	8	Shared Voting Power 0
	9	Sole Dispositive Power 10,531,560
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,531,560
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 27.0%
14	TYPE OF REPORTING PERSON (see Instructions) IN

Schedule 13D/A	Page 3 of 6 Pages
People’s Liberation, Inc.

This Amendment No. 4 to Schedule 13D (this “Schedule 13D/A”) is being filed by Colin Dyne, and modifies the original Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on November 30, 2005 (the “Original Schedule 13D”), as amended by Amendment No. 1 filed with the SEC on February 23, 2006, Amendment No. 2 filed with the SEC on December 11, 2006 and Amendment No. 3 filed with the SEC on February 3, 2010 (as so amended, the “13D”).

Purpose of Amendment Number 4

This Schedule 13D/A is being filed to report the entry by Mr. Dyne into a Voting Agreement on October 3, 2011 and a Stockholders Agreement on February 22, 2012, as further described below in Item 6.

Item 1. Security and Issuer

Item 1 of the 13D is amended to read as follows:

This statement relates to the common stock, par value $.001 per share (the “Common Stock”), of People’s Liberation, Inc. (the “Company”). The principal executive office of the Company is located 1212 S. Flower Street, 5th Floor, Los Angeles, CA 90015.

Item 2. Identity and Background

Item 2 of the 13D is amended to read as follows:

This statement is being filed individually by Colin Dyne, a citizen of the Republic of South Africa. The present principal occupation of Mr. Dyne is Chief Executive Officer and Chief Financial Officer of the Company.

The residential address of Mr. Dyne is 6205 Busch Drive, Malibu, CA 90265. During the last five years, Mr. Dyne has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

This Schedule 13D/A does not amend or supplement the response to Item 3 contained in the 13D.

Item 4. Purpose of Transaction

Item 4 of the 13D is amended to read as follows:

Mr. Dyne is not aware of any plans or proposals which would result in the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Company's Board; any material change in the present capitalization or dividend policy of the Company; any other material change in the Company's business or corporate structure; any changes in Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; causing a class of securities of the Company to be delisted from national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of equity securities of the Company becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or any action similar to any of those enumerated above.

Schedule 13D/A	Page 4 of 6 Pages
People’s Liberation, Inc.

Item 5. Interest in Securities of the Issuer

Item 5 of the 13D is amended to read as follows:

As of March 21, 2012, Mr. Dyne beneficially owns 10,531,560 shares of the Company’s Common Stock, which includes 7,531,560 shares of Common Stock and an option to purchase 3,000,000 shares of the Company’s Common Stock at an exercise price of $0.15 per share. Mr. Dyne holds such securities as an investment. Assuming a total of 36,002,563 shares of the Company’s Common Stock outstanding as of March 21, 2012, Mr. Dyne beneficially owns approximately 27.0% of the shares of the Company’s Common Stock. Mr. Dyne has the sole power to vote and dispose of all of the shares he holds in the Company.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the 13D is amended to read as follows:

Entry into Voting Agreement

On October 3, 2011, Mr. Dyne entered into a Voting Agreement with Justin Timberlake and Al Gossett (the “Voting Agreement”) in connection with the recapitalization of the ownership of the Company’s William Rast branded apparel business. Pursuant to the Voting Agreement, Mr. Dyne, Mr. Timberlake and Mr. Gossett agree to vote their shares of the Company’s Common Stock at any meeting of the Company’s stockholders at which a vote could be taken with respect to the election of Mr. Gossett and Mr. Dyne to the Company’s Board of Directors or in connection with any written consent of the Company’s stockholders with respect to the election of Mr. Gossett and Mr. Dyne to the Company’s Board of Directors.

Entry into Stockholders Agreement

On February 2, 2012, the Company entered into a Securities Purchase Agreement (the “Purchase Agreement”) with TCP WR Acquisition, LLC (“TCP”). Pursuant to the Purchase Agreement, the Company agreed to sell Variable Rate Senior Secured Convertible Debentures (the “Debentures”), warrants to purchase common stock (“Warrants”) and Series A Preferred Stock to TCP. The first of two closings of the financing occurred on February 3, 2012. At the first closing, the Company sold to TCP $3,000,000 in principal amount of Debentures, issued to TCP a Warrant to purchase 3,428,571 shares of common stock and issued to TCP 3,000 shares of Series A Preferred Stock. The second and final closing of the financing occurred on February 22, 2012. At the second closing, the Company sold to TCP $11,500,000 in principal amount of Debentures, issued to TCP a Warrant to purchase 13,142,857 shares of common stock and issued to TCP 11,500 shares of Series A Preferred Stock. As a condition to TCP’s obligations under the Purchase Agreement, Colin Dyne entered into a lock-up agreement precluding Mr. Dyne from disposing of any of his shares of Common Stock or other equity securities of the Company until July 31, 2012.

Schedule 13D/A	Page 5 of 6 Pages
People’s Liberation, Inc.

On February 22, 2012 and in connection with the financing, the Company, TCP and Mr. Dyne entered into a stockholders agreement wherein it was agreed that:

•	Following the second closing, the board of directors of the Company (the “Board”) shall initially be comprised of six (6) directors and the initial persons serving on the Board shall be William Sweedler and Colin Dyne, who shall serve as Class I Directors, Matthew D. Eby and Susan White, who shall serve as Class II Directors, and Richard Gersten and Alvin Gossett, who shall serve as Class III Directors. William Sweedler also will serve as Chairman of the Board. The maximum size of the Board shall not be increased to greater than seven (7) directors except with the consent of Mr. Dyne and TCP.

•	In connection with any director nominees to be submitted to holders of Common Stock for election at a stockholders’ meeting, TCP shall have the right to nominate a number of nominees for director such that the number of directors that will be serving on the Board (determined immediately following the election of directors and assuming that the director nominees designated by TCP are elected to the Board) that have been appointed or nominated by TCP equals three.

•	In connection with any director nominees to be submitted to holders of Common stock for election at a stockholders’ meeting, a committee of the Company’s Board comprised solely of directors then serving on the Board who were not nominated or appointed by TCP (the “Special Committee”), acting by majority vote, shall have the right to nominate a number of nominees for director such that the number of directors that will be serving on the Board (determined immediately following the election of directors and assuming that the director nominees designated by the Special Committee are elected to the Board) that have been nominated by the Special Committee or who were serving on the Board prior to the closing of the financing equals three.

•	All board nominees other than those described above, if any, to be presented to the Company’s stockholders for election will be designated by the full Board, acting by majority vote.

•	TCP and Mr. Dyne agree to vote all of their Common Stock and voting preferred stock, and to take all other necessary or desirable actions within such stockholder’s control, and the Company agrees to take all necessary and desirable actions within its control, to cause the election, removal and replacement of directors and members of committees as described in the Stockholders Agreement, including by voting all of such stockholder’s shares of Common Stock and voting preferred stock for the election of the Board’s nominees for director.

•	Mr. Dyne will provide TCP with a right of first refusal with respect to any shares of the Company’s voting securities that Mr. Dyne proposes to sell in a negotiated transaction.

•	TCP will provide Mr. Dyne with a tag-along right, providing Mr. Dyne with the right to sell his shares of the Company’s voting securities in a transaction where TCP is selling its shares of the Company’s voting securities.

•	The Company agrees to provide TCP with a preemptive right, pursuant to which TCP will have the right, subject to certain exceptions set forth in the Stockholders Agreement, to acquire in a subsequent issuance of securities by the Company a number of offered securities that will allow TCP to maintain its percentage ownership of the Company’s voting securities.

Schedule 13D/A	Page 6 of 6 Pages
People’s Liberation, Inc.

Item 7. Material to be Filed as Exhibits

Voting Agreement entered into as of October 1, 2011 by and among Colin Dyne, Justin Timberlake and Al Gossett.

Stockholders Agreement dated February 22, 2012, by and among the Company, Colin Dyne, TCP WR Acquisition, LLC, and the other stockholders party thereto.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D/A is true, complete and correct.

Dated: March 23, 2012	/s/ Colin Dyne
Colin Dyne

VOTING AGREEMENT

This Voting Agreement (this “Agreement”) is made and entered into as of October 1, 2011, by and among the Stockholders set forth on Exhibit A hereto (the “Stockholders”).

RECITALS

A.                Tennman WR-T, Inc., a Delaware corporation (“TWR”) and Bella Rose, LLC, a California limited liability company (“BR”) and a wholly-owned subsidiary of People’s Liberation, Inc., a Delaware corporation (the “Company”), are parties to that certain Second Amended and Restated Limited Liability Company Operating Agreement of William Rast Sourcing, LLC, a California limited liability company (“WRS”), dated of even date herewith, pursuant to which the parties recapitalized and recharacterized BR’s and TWR’s membership interest in WRS on the terms set forth therein.

B.                 TWR and BR are parties to that certain Second Amended and Restated Limited Liability Company Operating Agreement of William Rast Licensing, LLC, a California limited liability company (“WRL”), dated of even date herewith, pursuant to which the parties recapitalized and recharacterized BR’s and TWR’s membership interest in WRL on the terms set forth therein.

C.                 The Company, TWR and Al Gossett, an individual (“Gossett”), are parties to that certain Preemptive Rights and Board Nominee Agreement dated of even date herewith (the “Preemptive Rights Agreement”) pursuant to which TWR has the right to nominate Gossett as one of the Board’s nominees for director to be submitted to the Company’s stockholders for election in accordance with the terms set forth therein.

D.                The Stockholders are holders of record and/or the “beneficial owners” (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934) of certain shares of common stock, par value $0.001 per share (“Common Stock”) of the Company.

E.                 In connection with the foregoing agreements, the Company and the Stockholders desire to enter into this Agreement, pursuant to which the Stockholders will provide for the future voting of their shares of the Company’s Common Stock on the terms set forth herein.

AGREEMENT

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained in this Agreement, and on the terms and subject to the conditions hereinafter set forth, the parties hereto agree as follows:

1.                  Certain Definitions

For purposes of this Agreement, in addition to the terms defined in the introduction, recitals and elsewhere in this Agreement the following terms shall have the following meanings:

“Covered Securities” means: (i) all securities of Company (including all shares of Company Common Stock and all options, warrants and other rights to acquire shares of the Company’s Common Stock) Owned by a Stockholder as of the date of this Agreement; and (ii) all additional securities of Company (including all additional shares of Company Common Stock and all additional options, warrants and other rights to acquire shares of Company Common Stock) of which a Stockholder acquires Ownership prior to the termination of this Agreement.

“Dyne” means Colin Dyne, an individual.

A Stockholder shall be deemed to “Own” or to have acquired “Ownership” of a security if such Stockholder: (i) is the record owner of such security; or (ii) is the “beneficial owner” (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934) of such security.

“Person” means any individual, partnership, limited liability company, corporation, association, joint stock company, trust, entity, joint venture or unincorporated organization.

“Related Party” means, with respect to any Stockholder: (i) any parent, 50% (or more) owned subsidiary, or spouse, ex-spouse or immediate family member (in the case of an individual) of such Stockholder; (ii) a trust, corporation, partnership, limited liability company or other entity, the beneficiaries, stockholders, partners, owners or persons holding a 50% (or more) controlling interest of which consist of such Stockholder and/or such other persons or entities referred to in the immediately preceding clause (i); or (iii) the equity owners, partners, members, directors or employees of any Stockholder.

“Timberlake” means Justin Timberlake, an individual.

“Transfer” means, with respect to any property or security, to directly or indirectly, sell, assign, pledge, encumber, hypothecate or otherwise transfer such property or the record or beneficial ownership interest in such security.

2.             Voting of Shares

2.1              Election of Gossett. From and after the date hereof until the termination of this Agreement, each Stockholder irrevocably and unconditionally agrees that at any meeting of the Company’s stockholders at which a vote is or could be taken with respect to the election of Gossett to the Company’s Board of Directors, or in connection with any written consent of the Company’s stockholders with respect to the election of Gossett to the Company’s Board of Directors, each Stockholder shall and shall cause each of its “affiliates” (as such term is defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended) to (i) appear at such meeting and any adjournment thereof (as applicable) or otherwise cause all Covered Securities of the Stockholder and its affiliates to be counted as present thereat for purposes of calculating a quorum; and (ii) vote or cause to be voted (including by proxy or written consent, if applicable) all Covered Securities of such Stockholder and its affiliates in favor of the election of Gossett to the Company’s Board of the Directors.

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2.2              Election of Dyne. From and after the date hereof until the termination of this Agreement, each Stockholder irrevocably and unconditionally agrees that at any meeting of the Company’s stockholders at which a vote is or could be taken with respect to the election of Dyne to the Company’s Board of Directors, or in connection with any written consent of the Company’s stockholders with respect to the election of Dyne to the Company’s Board of Directors, each Stockholder shall and shall cause each of its “affiliates” (as such term is defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended) to (i) appear at such meeting and any adjournment thereof (as applicable) or otherwise cause all Covered Securities of the Stockholder and its affiliates to be counted as present thereat for purposes of calculating a quorum; and (ii) vote or cause to be voted (including by proxy or written consent, if applicable) all Covered Securities of such Stockholder and its affiliates in favor of the election of Dyne to the Company’s Board of the Directors.

2.3              Restrictions. No Stockholder shall enter into any agreement or understanding with any Person to vote or give instructions in any manner inconsistent with Sections 2.1 or 2.2 hereof. No Stockholder shall form, join, participate in or encourage the formation of a partnership, limited partnership, syndicate or other “group” (as such term is used in Section 13(d)(3) of the Exchange Act of 1934, as amended) for the purpose of voting any securities of the Company unless each member of such partnership, limited partnership, syndicate or other “group” agrees to vote their securities of the Company in a manner consistent with the terms of this Agreement and agrees to become a party to this Agreement by executing a joinder agreement substantially in the form of Exhibit B hereto. Except as set forth in this Section 2, nothing in this Agreement shall limit the right of a Stockholder to vote in favor of, against or abstain with respect to any matters presented to Company’s stockholders.

2.4              Transfer of Covered Securities. In connection with any Transfer by a Stockholder of its Covered Securities (other than to a Related Party), the party to whom the Stockholder Transfers the Covered Securities or any portion thereof or interest contained therein shall receive such Covered Securities or interest contained therein without any of the voting or obligations to the other Stockholders contained in this Agreement. The transferring Stockholder will not be released from its obligations under this Agreement to the extent the transferring Stockholder retains voting rights over the Transferred Covered Securities. In connection with any Transfer by a Stockholder of its Covered Securities to a Related Party, the Related Party to whom the Stockholder Transfers the Covered Securities or any portion thereof or interest contained therein shall receive such Covered Securities or interest contained therein subject to the voting and other obligations to the other Stockholders contained in this Agreement. A Stockholder shall not Transfer any of its Covered Securities to a Related Party unless the Related Party agrees in writing to be bound by this Agreement as if such Related Party were a Stockholder with respect to such Transferred securities and evidences such agreement by executing a joinder agreement substantially in the form of Exhibit B hereto.

2.5              Revocation of other Proxies. To the extent inconsistent with the foregoing provisions of this Section 2, each Stockholder hereby revokes any and all previous proxies with respect to such Stockholder’s Covered Securities.

3.             Representations and Warranties of Stockholder

Each Stockholder represents and warrants to the other Stockholders as follows:

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3.1              Authorization, etc. Stockholder has the full right, power, authority and capacity to execute and deliver this Agreement and to perform Stockholder’s obligations hereunder. This Agreement has been duly authorized, executed and delivered by Stockholder and constitutes a legal, valid and binding obligation of Stockholder, enforceable against Stockholder in accordance with its terms, subject to (a) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (b) rules of law governing specific performance, injunctive relief and other equitable remedies. If Stockholder is a corporation, then Stockholder is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction in which it was organized. If Stockholder is a general or limited partnership, then Stockholder is a partnership duly organized, validly existing and in good standing under the laws of the jurisdiction in which it was organized. If Stockholder is a limited liability company, then Stockholder is a limited liability company duly organized, validly existing and in good standing under the laws of the jurisdiction in which it was organized.

3.2              No Conflicts or Consents.

(a)                The execution and delivery of this Agreement by Stockholder do not, and the performance of this Agreement by Stockholder will not: (i) conflict with or violate any law, rule, regulation, order, decree or judgment applicable to Stockholder or by which Stockholder or any of Stockholder’s properties is or may be bound or affected; or (ii) result in or constitute (with or without notice or lapse of time) any breach of or default under, or give to any other Person (with or without notice or lapse of time) any right of termination, amendment, acceleration or cancellation of, or result (with or without notice or lapse of time) in the creation of any encumbrance or restriction on any of the Covered Securities pursuant to, any contract to which Stockholder is a party or by which Stockholder or any of Stockholder’s affiliates or properties is or may be bound or affected.

(b)               The execution and delivery of this Agreement by Stockholder do not, and the performance of this Agreement by Stockholder will not, require any consent or approval of any Person other than such consents and approvals that have been obtained.

(c)                If Stockholder is a married natural person and the Covered Securities of Stockholder constitute community property or otherwise need spousal or other approval to be legal, valid and binding, this Agreement has been duly authorized, executed and delivered by, and constitutes a valid and binding agreement of, Stockholder’s spouse, enforceable against such spouse in accordance with its terms.

3.3              Title to Securities. As of the date of this Agreement: (a) Stockholder Owns (free and clear of any encumbrances or restrictions except as provided hereunder or pursuant to any applicable restrictions on transfer under the Securities Act of 1933, as amended) the number of outstanding shares of Company Common Stock set forth under the heading “Shares Held of Record” on Exhibit A to this Agreement; (b) Stockholder holds (free and clear of any encumbrances or restrictions except as provided hereunder or pursuant to any applicable restrictions on transfer under the Securities Act of 1933, as amended) the options, warrants and other rights to acquire shares of Company Common Stock set forth under the heading “Options and Other Rights” on Exhibit A to this Agreement; (c) Stockholder Owns the additional securities of Company set forth under the heading “Additional Securities Beneficially Owned” on Exhibit A to this Agreement; and (d) Stockholder does not directly or indirectly Own any shares of capital stock or other securities of Company, or any option, warrant or other right to acquire (by purchase, conversion or otherwise) any shares of capital stock or other securities of Company, other than the shares and options, warrants and other rights set forth on Exhibit A to this Agreement.

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4.             Termination

4.1              This Agreement shall continue in full force and effect from the date hereof until the termination of the nominee rights set forth in Section 2.4 of the Preemptive Rights Agreement. Notwithstanding the foregoing, this Agreement shall terminate with respect to any Stockholder when such Stockholder no longer Owns any Covered Securities.

4.2              This Agreement may be terminated by the mutual agreement of Dyne and Timberlake.

5.            Miscellaneous

5.1              Further Assurances. At any time or from time to time after the date hereof, the parties agree to cooperate with each other, and at the request of any other party, to execute and deliver any further instruments or documents and to take all such further action as the other party may reasonably request in order to evidence or effectuate the consummation of the transactions contemplated hereby and to otherwise carry out the intent of the parties hereunder.

5.2              Specific Performance. The parties hereto hereby declare that it is impossible to measure in money the damages that will accrue to a party hereto or to their heirs, personal representatives, or assigns by reason of a failure to perform any of the obligations under this Agreement and agree that the terms of this Agreement shall be specifically enforceable. If any party hereto or his heirs, personal representatives, or assigns institutes any action or proceeding to specifically enforce the provisions hereof, any person against whom such action or proceeding is brought hereby waives the claim or defense therein that such party or such personal representative has an adequate remedy at law, and such person shall not offer in any such action or proceeding the claim or defense that such remedy at law exists.

5.3              Governing Law. This Agreement and any controversy arising out of or relating to this Agreement shall be governed by and construed in accordance with the General Corporation Law of the State of Delaware as to matters within the scope thereof, and as to all other matters shall be governed by and construed in accordance with the internal laws of California, without regard to conflict of law principles that would result in the application of any law other than the law of the State of California. The parties agree that any action brought by a party under or in relation to this Agreement, including without limitation to interpret or enforce any provision of this Agreement, shall be brought in, and each party agrees to and does hereby submit to the jurisdiction and venue of, any state or federal court located in the County of Los Angeles, California.

5.4              Notices. All notices, requests and other communications to any party hereunder shall be in writing, by reliable overnight delivery service (with proof of service), hand delivery or certified or registered mail (return receipt requested and first-class postage prepaid), or by facsimile, and shall be given to a Stockholder at his address set forth on the signature page hereof, or such other address or facsimile number as such party may hereafter specify by notice to the other parties hereto.  Each such notice, request or other communication shall be effective (a) if given by facsimile, when such facsimile is transmitted to the facsimile number specified above and electronic confirmation of transmission is received or (b) if given by any other means, when delivered at the address specified in this Section 6.4.

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5.5              Entire Agreement. This Agreement contains the sole and entire agreement and understanding of the parties with respect to the entire subject matter of this Agreement, and any and all prior discussions, negotiations, commitments and understandings, whether oral or otherwise, related to the subject matter of this Agreement are hereby merged herein.

5.6              Amendment or Waiver. This Agreement may be amended or modified (or provisions of this Agreement waived) only upon the written consent of Dyne and Timberlake. Any amendment or waiver so effected shall be binding upon each of the parties hereto or that may become parties hereto and any assignee of any such party. No waivers of any breach of this Agreement extended by any party hereto to any other party shall be construed as a waiver of any rights or remedies of any other party hereto or with respect to any subsequent breach.

5.7              Delays or Omissions. It is agreed that no delay or omission to exercise any right, power or remedy accruing to any party, upon any breach, default or noncompliance by another party under this Agreement shall impair any such right, power or remedy, nor shall it be construed to be a waiver of any such breach, default or noncompliance, or any acquiescence therein, or of or in any similar breach, default or noncompliance thereafter occurring. It is further agreed that any waiver, permit, consent or approval of any kind or character on any party’s part of any breach, default or noncompliance under this Agreement or any waiver on such party’s part of any provisions or conditions of the Agreement must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement by law, or otherwise afforded to any party, shall be cumulative and not alternative.

5.8              Assignment. No party may assign this Agreement, and any attempted or purported assignment or any delegation of any party’s duties or obligations arising under this Agreement to any third party or entity shall be deemed to be null and void, and shall constitute a material breach by such party of its duties and obligations under this Agreement. The provisions hereof shall inure to the benefit of, and be binding upon, the parties hereto and their respective successors, assigns, heirs, executors and administrators and other legal representatives.

5.9              Recapitalizations, etc. The provisions of this Agreement shall apply, to the full extent set forth herein with respect to the Covered Securities, to any and all shares of capital stock of the Company or any capital stock, partnership units or any other security evidencing ownership interests in any successor or assign of the Company (whether by merger, consolidation, sale of assets or otherwise) that may be issued in respect of, in exchange for, or in substitution of the capital stock by reason of any stock dividend, split, reverse split, combination, recapitalization, liquidation, reclassification, merger, consolidation or otherwise.

5.10          Severability. Whenever possible each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement shall be or become prohibited or invalid under applicable law, such provision shall be ineffective to the extent of such prohibition or invalidity without invalidating the remainder of such provision or the remaining provisions of this Agreement.

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5.11          Captions. The various captions of this Agreement are for reference only and shall not be considered or referred to in resolving questions of interpretation of this Agreement.

5.12          Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

5.13          Costs and Attorneys’ Fees. If any action, suit, arbitration or other proceeding is instituted to remedy, prevent or obtain relief from a default in the performance by any party to this Agreement of its obligations under this Agreement, the prevailing party shall recover all of such party’s attorneys’ fees incurred in each and every such action, suit, arbitration or other proceeding, including any and all appeals or petitions therefrom.  As used in this Section, attorneys’ fees shall be deemed to mean the full and actual costs of any legal services actually performed in connection with the matters involved calculated on the basis of the usual fee charged by the attorney performing such services and shall not be limited to “reasonable attorneys’ fees” as defined in any statute or rule of court.

5.14          Judicial Interpretation. Should any provision of this Agreement require judicial interpretation, it is agreed that a court interpreting or construing the same shall not apply a presumption that the terms hereof shall be more strictly construed against any person by reason of the rule of construction that a document is to be construed more strictly against the person who itself or through its agent prepared the same, it being agreed that all parties have participated in the preparation of this Agreement.

5.15          Spousal Consent. If any individual Stockholder is married on the date of this Agreement, such Stockholder’s spouse shall execute and deliver to the Company a consent of spouse in the form of Exhibit C hereto (“Consent of Spouse”), effective on the date hereof. Notwithstanding the execution and delivery thereof, such consent shall not be deemed to confer or convey to the spouse any rights in such Stockholder’s Covered Securities that do not otherwise exist by operation of law or the agreement of the parties. If any individual Stockholder should marry or remarry subsequent to the date of this Agreement, such Stockholder shall within thirty (30) days thereafter obtain his/her new spouse’s acknowledgement of and consent to the existence and binding effect of all restrictions contained in this Agreement by causing such spouse to execute and deliver a Consent of Spouse acknowledging the restrictions and obligations contained in this Agreement and agreeing and consenting to the same.

(Signatures on Following Page)

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IN WITNESS WHEREOF, this Agreement has been made and entered into as of the date and year first above written.

STOCKHOLDERS:

COLIN DYNE

(Signature)

c/o People’s Liberation, Inc.
1212 South Flower Street, 5th Floor
Los Angeles, CA 90015
(Address)

JUSTIN TIMBERLAKE

(Signature)

c/o Al Gossett
1900 Covington Pike
Memphis, TN, 38128
(Address)

AL GOSSETT

(Signature)

1900 Covington Pike
Memphis, TN, 38128
(Address)

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STOCKHOLDERS AGREEMENT

This STOCKHOLDERS AGREEMENT, dated as of February 22, 2012, by and among (i) People’s Liberation, Inc., a Delaware corporation (the “Company”), (ii) Colin Dyne, an individual (“Dyne”), (iii) is TCP WR Acquisition, LLC (“Tengram”), and (iv) any other holder of common stock of the Company that may become a party to this Agreement after the date and pursuant to the terms hereof (collectively with Tengram and Dyne, the “Stockholders”). Capitalized terms used herein without definition shall have the meanings set forth in Section 4.1.

RECITALS

A. Pursuant to a Securities Purchase Agreement, dated as of February 2, 2012 (the “Securities Purchase Agreement”), between the Company and Tengram, Tengram has agreed to purchase, on the terms and subject to the conditions set forth in the Securities Purchase Agreement, a minimum of $14,000,000 principal amount of Convertible Debentures along with a minimum of 14,000 shares of the Company’s Preferred Stock pursuant to which Tengram has the right to vote on all matters on which holders of common stock, $0.001 par value per share, of the Company (the “Common Stock” and together with all other voting equity of the Company, including the Preferred Stock, the “Equity Securities”) have the right to vote (such transaction, the “Purchase”, and the consummation of the Purchase, the “Closing”).

B. Concurrently with the Closing, the Company will issue the Common Stock, Convertible Debentures and Preferred Stock to Tengram.

C. The Stockholders wish to set forth in this Agreement certain terms and conditions regarding the Purchase and the ownership of all shares of Equity Securities held by the Stockholders, including certain restrictions on the transfer of such shares, and the management of the Company and its Subsidiaries.

NOW, THEREFORE, in consideration of the mutual agreements contained herein, the parties hereto agree as follows:

ARTICLE I

GOVERNANCE AND MANAGEMENT OF THE COMPANY

1.1 Board of Directors.

(a) Initial Board Composition. Following the Closing, the board of directors of the Company (the “Board”) shall initially be comprised of six (6) directors. The initial persons serving on the Board shall be as follows:

(i) Class I Directors -- William Sweedler and Colin Dyne, and William Sweedler shall serve as Chairman of the Board;

(ii) Class II Directors -- Matthew D. Eby and Susan White; and

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(iii) Class III Directors -- Richard Gersten and Alvin Gossett.

(b) Maximum Size. The size of the Board shall not be increased to greater than seven (7) directors except with the consent of Dyne and Tengram.

1.2 Board Nominee Agreement.

(a) Tengram Nominees. Subject to the terms and conditions of this Section 1, in connection with any director nominees to be submitted to the Company’s stockholders for election (whether at a stockholders’ meeting or by written consent), Tengram shall have the right to nominate a number of nominees for director such that the number of directors that will be serving on the Board (determined immediately following the election of directors and assuming that the director nominee(s) designated by Tengram are elected to the Board) that have been appointed or nominated by Tengram equals three (3). The Company agrees to include any director nominees designated by Tengram (each, a “Tengram Nominee” and collectively, the “Tengram Nominees”) pursuant to this Section 1.2(a) in the slate of the Board’s nominees presented to the Company’s stockholders for election. Messrs. Sweedler, Eby and Gersten have been appointed to the Board as Tengram’s initial director designees.

(b) Special Nominating Committee Nominees. In connection with any director nominees to be submitted to the Company’s stockholders for election, a committee of the Board (the “Special Nominating Committee”) comprised solely of directors then serving on the Board who were not nominated or initially appointed to serve as directors by Tengram, acting by majority vote, shall have the right to nominate a number of nominees for director such that the number of directors that will be serving on the Board (determined immediately following the election of directors and assuming that the director nominee(s) designated by the Special Nominating Committee are elected to the Board) that have been nominated by the Special Nominating Committee or who were serving on the Board immediately prior to the Closing equals three (3). The Company shall include any director nominees designated by the Special Nominating Committee (each, a “SNC Nominee” and collectively, the “SNC Nominees”) pursuant to this Section 1.2(b) in the slate of the Board’s nominees presented to the Company’s stockholders for election. The directors initially serving on the Special Nominating Committee shall be Colin Dyne, Alvin Gossett and Susan White.

(c) Other Nominees. All Board’s nominees other than those described in Sections 1.2(a) and (b) above, if any, to be presented to the Company’s stockholders for election shall be designated by the full Board of Directors, acting by majority vote (provided that an equal number of Tengram and non-Tengram designees shall be represented in any such vote).

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(d) Staggered Board. The parties acknowledge that the Company currently has a staggered Board of Directors, with two (2) directors serving as Class I Directors, Class II Directors and Class III Directors, and that it is expected that each of Tengram and the Special Nominating Committee always will have one (1) director serving as a Class I Director, Class II Director and Class III Director, and that each of Tengram and the Special Nominating Committee always will have the right to nominate one (1) director for election to the Board at each annual meeting of stockholders.

(e) Existing Board Nominee Agreement. The parties acknowledge that the Company is party to that certain Preemptive Rights and Board Nominee Agreement, dated as of October 1, 2011, by and among the Company, Tennman WR-T, Inc. (“TWR”), and Alvin Gossett (the “Preemptive Rights and Board Nominee Agreement”), pursuant to which TWR has rights to appoint, and has appointed, Alvin Gossett to serve on the Board. The Special Nominating Committee will nominate Mr. Gossett to serve as a director, when he is up for reelection, in accordance with, and for so long as the Company is obligated to do so under, the Preemptive Rights and Board Nominee Agreement.

1.3 Qualification for Service on the Board. Tengram’s right to designate a Tengram Nominee as a Board nominee pursuant to Section 1.2(a) above, and the Company’s obligations with respect thereto, is conditional upon the following:

(a) the Tengram Nominee consenting in writing to serve as director if elected;

(b) the Tengram Nominee providing the Company with all information reasonably required for a board appointment as requested by the Company from time to time concerning the Tengram Nominee and his nomination, including his completion of the Company’s non-employee director questionnaire and providing the Company with all other information that the Company is required to include in its proxy statement with respect persons nominated by the Company’s Board of Directors;

(c) the Tengram Nominee complying at all times while serving on the Company’s Board of Directors, with all applicable laws including, without limitation, federal securities laws and state fiduciary duty laws; and

(d) the Tengram Nominee complying at all times while serving on the Company’s Board of Directors, with the Company’s policies applicable to all non-employee directors of the Company, including, without limitation, insider trading policies, confidentiality agreements, and codes of ethics.

If at any time a Tengram Nominee fails to comply with his obligations under this Section 1.3, the Company, upon approval of the Special Nominating Committee, acting by majority vote, may provide the Tengram Nominee with written notice of his failure to so comply, which notice shall specify in reasonable detail the Tengram Nominee’s failure to so comply. If the Tengram Nominee does not cure such failure within fifteen (15) days following the date written notice is provided to the Tengram Nominee, then the Tengram Nominee shall no longer qualify for service on the Company’s Board of Directors, the Tengram Nominee shall immediately tender to the Board his resignation as a director of the Company, which resignation shall be effective upon receipt, and Tengram shall not have the right to again nominate such person as a Tengram Nominee for a period of three (3) years following such resignation.

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1.4 Vacancies on the Board. If a vacancy is created on the Board as a result of the death, disability, retirement, resignation or removal of any Tengram Nominee or SNC Nominee, then Tengram or the Special Nominating Committee, as the case may be, that designated such nominee shall have the right to designate such person’s replacement, and the Board shall fill the vacancy caused by such death, disability, retirement, resignation or removal with the person so designated as the replacement.

1.5 Voting Agreement. Each Stockholder shall vote all of its Common Stock or voting Preferred Stock, as the case may be, and shall take all other necessary or desirable actions within such Stockholder’s control (including, without limitation, attending meetings in person or by proxy for purposes of obtaining a quorum, execution of written consents in lieu of meetings and approval of amendments and/or restatements of the Company's certificate of incorporation or by-laws), and the Company shall take all necessary and desirable actions within its control (including, without limitation, calling special board and stockholder meetings and approval of amendments and/or restatements of the Company’s certificate of incorporation or by-laws), to cause the election, removal and replacement of directors and members of committees in the manner contemplated in, and otherwise give the fullest effect possible to, the provisions of this ARTICLE I, including by voting all of such Stockholder’s shares of Common Stock or voting Preferred Stock, as the case may be, for the election of the Board’s nominees for director.

1.6 Approvals.

(a) General. Except as required by Applicable Law, all actions requiring the approval of the Board shall be approved by a majority of the directors present at any duly convened Board meeting or by unanimous written consent of the directors without a meeting, in each case in accordance with the provisions of the Delaware General Corporation Law and the by-laws of the Company.

(b) Notice of Meetings. When calling meetings of the Board, Dyne shall use commercially reasonable efforts to provide directors with as much advance notice as practicable under the circumstances, which may be more than the minimum notice required by the Company’s by-laws, to allow all directors to attend each duly noticed meeting of the Board or, at a minimum, to allow for an equal number of Tengram Nominees and SNC Nominees then serving on the Board to attend each such meeting.

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1.7 Non-Competition. So long as Dyne is serving as Chief Executive Officer of the Company, neither Dyne nor his Controlled Affiliates shall directly or indirectly through one or more Affiliates own, manage, operate, control or participate in the ownership, management, operation or control of any Competitor, provided that nothing in this Section 1.7 shall prohibit Dyne or his Controlled Affiliates from acquiring or owning, directly or indirectly:

(a) up to 5% of the aggregate voting securities of any Competitor that is a publicly traded Person;

(b) up to 5% of the aggregate voting securities of any Competitor that is not a publicly traded Person, provided that neither Dyne nor any of his Controlled Affiliates, directly or indirectly through one or more Affiliates, designates a member of the board of directors (or similar body) of such Competitor or its Affiliates or is granted any other governance rights with respect to such Competitor or its Affiliates (other than customary governance rights granted in connection with the ownership of securities); or

(c) any non-convertible debt securities of any Competitor.

1.8 Corporate Opportunities. Except with respect to Dyne for so long as he is an officer or director of the Company, (i) no Stockholder and no member, manager, partner or Affiliate of any Stockholder or their respective officers, directors, employees or agents (any of the foregoing, a “Stockholder Group Member”) shall have any duty to communicate or present an investment or business opportunity or prospective economic advantage to the Company or any of its Subsidiaries in which the Company or one of its Subsidiaries may, but for the provisions of this Section 1.8, have an interest or expectancy (“Corporate Opportunity”), and (ii) no Stockholder or any Stockholder Group Member (even if also an officer or director of the Company) will be deemed to have breached any fiduciary or other duty or obligation to the Company by reason of the fact that any such Person pursues or acquires a Corporate Opportunity for itself or its Affiliates or directs, sells, assigns or transfers such Corporate Opportunity to another Person or does not communicate information regarding such Corporate Opportunity to the Company. The Company, on behalf of itself and its Subsidiaries, renounces any interest in a Corporate Opportunity and any expectancy that a Corporate Opportunity will be offered to the Company, provided that the Company does not renounce any interest or expectancy it may have in any Corporate Opportunity that is offered to an officer of the Company whether or not such individual is also a director or officer of a Stockholder, if such opportunity is expressly offered to such Person in his or her capacity as an officer of the Company and the Stockholders recognize that the Company reserves such rights.

1.9 Termination. This ARTICLE I, and the rights and obligations of the Stockholders under this ARTICLE I, shall terminate on the earliest of (i) the date that Tengram’s beneficial ownership of the Common Stock (which, for purposes of such calculation, shall include shares of Common Stock underlying the Debenture and Warrants) is less than 20% of the Fully Diluted Common Stock, (ii) the date that Tengram and its Affiliates no longer own at least 50% of the shares of Common Stock (which, for purposes of such calculation, shall include shares of Common Stock underlying the Debenture) acquired by Tengram pursuant to the Securities Purchase Agreement, and (iii) the tenth (10th) anniversary of the date of this Agreement.

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ARTICLE II

TRANSFERS/CERTAIN COVENANTS

2.1 Transfer Restrictions.

(a) No Stockholder may Transfer any of its Equity Securities unless such Stockholder complies with the provisions of this ARTICLE II with respect to such Transfer, to the extent the provisions of this ARTICLE II apply to such Transfer.

(b) Any Transferee that is an Affiliate of a Stockholder that after the date of this Agreement acquires Equity Securities from a Stockholder shall, as a condition precedent to the Transfer of such Equity Securities to such Transferee, (i) become a party to this Agreement by completing and executing a signature page hereto (including the address of such party), (ii) execute all such other agreements or documents as may reasonably be requested by the Company, (iii) ensure with the Transferring Stockholders that any merger control or other regulatory authorizations needed in connection with such Transfer are duly obtained, and (iv) deliver such signature page and, if applicable, other agreements and documents to the Company at its address specified in Section 5.11. Such Person shall, upon its satisfaction of such conditions and acquisition of Equity Securities, be a Stockholder under this Agreement and be subject to the terms and conditions of this Agreement to the extent that this Agreement expressly provides that its terms and conditions apply to such Affiliate.

(c) Any Transfer or attempted Transfer of Equity Securities in violation of any provision of this Agreement shall be void.

2.2 Tag-Along Rights.

(a) In the event of a proposed Transfer of shares of Equity Securities by Tengram or any Affiliate of Tengram that is or is required to become a party to this Agreement (each, a “Tengram Stockholder”) other than (x) to a Permitted Transferee or (y) in connection with a Public Offering or brokers' transactions (within the meaning of Section 4(4) of the Securities Act) pursuant to Rule 144, each of Dyne and his Affiliates (each, a “Dyne Stockholder”) shall have the right to participate on the same terms and conditions and for the same per share consideration as the Tengram Stockholder in the Transfer in the manner set forth in this Section 2.2. Prior to any such Transfer, the Tengram Stockholder shall deliver to Dyne written notice of the proposed Transfer (the “Transfer Notice”), which notice shall state (i) the name of the proposed Transferee, (ii) the number of shares of Common Stock (which, for purposes of such calculation, shall include shares of Common Stock underlying the Debenture subject to transfer) proposed to be Transferred (the “Transferred Shares”) and the percentage (the “Tag Percentage”) that such number of shares of Common Stock (which, for purposes of such calculation, shall include shares of Common Stock underlying the Debenture) constitute of the total number of shares of Common Stock owned collectively by the Tengram Stockholders, (iii) the proposed purchase price therefor, including a description of any non-cash consideration sufficiently detailed to permit the determination of the Fair Market Value thereof, and (iv) the other material terms and conditions of the proposed Transfer, including the proposed Transfer date (which date may not be less than 30 days after delivery to Dyne of the Transfer Notice). Such notice shall be accompanied by a written offer from the proposed Transferee to purchase the Transferred Shares, which offer may be conditioned upon the consummation of the sale by the Tengram Stockholders, or the most recent drafts of the purchase and sale documentation between the Tengram Stockholders and the Transferee which shall make provision for the participation of the Dyne Stockholders in such sale consistent with this Section 2.2.

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(b) Each Dyne Stockholder may elect to participate in the proposed Transfer to the proposed Transferee identified in the Transfer Notice by giving written notice to the Tengram Stockholders within the 30 day period after the delivery of the Transfer Notice to Dyne, which notice shall state that such Dyne Stockholder elects to exercise its rights of tag-along under this Section 2.2 and shall state the maximum number of shares of Common Stock sought to be Transferred (which number to be sold by all Dyne Stockholders may not exceed the product of (i) all such shares of Common Stock owned by the Dyne Stockholders, multiplied by (ii) the Tag Percentage). Each Dyne Stockholder shall be deemed to have waived its right of tag-along with respect to the Transferred Shares hereunder if it fails to give notice within the prescribed time period. The proposed Transferee of Transferred Shares will not be obligated to purchase the number of shares of Common Stock exceeding that that number set forth in the Transfer Notice, and in the event such Transferee elects to purchase less than all of the additional shares of Common Stock sought to be Transferred by the Dyne Stockholders, the number of shares of Common Stock (which, for purposes of such calculation, shall include shares of Common Stock underlying the Debenture) to be Transferred by the Tengram Stockholders and each such Dyne Stockholder shall be reduced so that each such Stockholder is entitled to sell its Pro Rata Portion of the number of shares of Common Stock the proposed Transferee elects to purchase (which in no event may be less than the number of Transferred Shares set forth in the Transfer Notice).

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(c) Each Dyne Stockholder, if it is exercising its tag-along rights hereunder, shall deliver to Tengram at the closing of the Transfer of the Tengram Stockholder’s Transferred Shares to the Transferee certificates representing the Transferred Shares to be Transferred by such Dyne Stockholder, duly endorsed for transfer or accompanied by stock powers duly executed, in either case executed in blank or in favor of the applicable Transferee against payment of the aggregate purchase price therefor by wire transfer of immediately available funds. Each Stockholder participating in a sale pursuant to this Section 2.2 shall receive consideration in the same form and per share amount after deduction of such Stockholder’s proportionate share of the related expenses. Each Dyne Stockholder participating in a sale pursuant to this Section 2.2 shall agree to make or agree to the same customary representations, covenants, indemnities and agreements as the Tengram Stockholder so long as they are made severally and not jointly and the liabilities thereunder are borne on a pro rata basis based on the consideration to be received by each Stockholder; provided, that any general indemnity given by a Tengram Stockholder, applicable to liabilities not specific to the Tengram Stockholder, to the Transferee in connection with such sale shall be apportioned among the Stockholders participating in a sale pursuant to this Section 2.2 according to the consideration received by each such Stockholder and shall not exceed such Stockholder's net proceeds from the sale; provided, further, that any representation relating specifically to a Stockholder and/or its ownership of the Common Stock to be Transferred shall be made only by that Stockholder. The fees and expenses incurred in connection with a sale under this Section 2.2 and for the benefit of all Stockholders (it being understood that costs incurred by or on behalf of a Stockholder for his, her or its sole benefit will not be considered to be for the benefit of all Stockholders), to the extent not paid or reimbursed by the Company or the Transferee or acquiring Person, shall be shared by all the Stockholders on a pro rata basis, based on the consideration received by each Stockholder in respect of its Common Stock (which, for purposes of such calculation, shall include shares of Common Stock underlying the Debenture) to be Transferred; provided that no Stockholder shall be obligated to make any out-of-pocket expenditure prior to the consummation of the transaction consummated pursuant to this Section 2.2 (excluding de minimis expenditures). The proposed Transfer date may be extended beyond the date described in the Transfer Notice to the extent necessary to obtain required approvals of Governmental Entities and other required approvals and the Company and the Stockholders participating in such Transfer shall use their respective commercially reasonable efforts to obtain such approvals.

(d) If a Tengram Stockholder sells or otherwise Transfers to the Transferee any of its shares of Equity Securities in breach of this Section 2.2, then each Dyne Stockholder shall have the right to sell to each Tengram Stockholder, and each Tengram Stockholder undertakes to purchase from each Dyne Stockholder, the number of shares of Common Stock that such Dyne Stockholder would have had the right to sell to the Transferee pursuant to this Section 2.2, for a per share amount and form of consideration and upon the terms and conditions on which the Transferee bought such shares of Common Stock from the Tengram Stockholder, but without any indemnity being granted by any Dyne Stockholder to the Tengram Stockholder; provided that nothing contained in this Section 2.2(d) shall preclude any Dyne Stockholder from seeking alternative remedies against any such Tengram Stockholder as a result of its breach of this Section 2.2.

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2.3 Intentionally omitted.

2.4 Right of First Offer.

(a) Subject to the terms and conditions specified in this Section 2.4, other than in connection with (i) a Public Offering or brokers’ transactions (within the meaning of Section 4(4) of the Securities Act) pursuant to Rule 144, (ii) a Transfer made in accordance with Section 2.2, or (iii) a Transfer to a Permitted Transferee, if any Dyne Stockholder (for purposes of this Section 2.4, an “Initiator”) proposes to sell any Equity Securities (the “ROFO Shares”), such Initiator must first make an offering of the ROFO Shares to Tengram in accordance with the following provisions of this Section 2.4.

(b) The Initiator shall give written notice (the “Initiator Notice”) to Tengram stating its bona fide intention to sell the ROFO Shares and specifying the number of ROFO Shares, and the material terms and conditions (other than price) upon which the Initiator proposes to sell such ROFO Shares.

(c) Upon receipt of the Initiator Notice, Tengram shall have 30 days (the “ROFO Notice Period”) to offer to purchase all (and not less than all) of the ROFO Shares by delivering a written notice (a “ROFO Offer Notice”) to the Initiator of such offer stating that it offers to purchase such ROFO Shares on the terms specified in the Initiator Notice and designating the price that it is offering to pay for such ROFO Shares (the “Offer Price”). Any ROFO Offer Notice shall be binding upon delivery and irrevocable without the consent of the Initiator.

(d) Within 15 days after the expiration of the ROFO Notice Period, the Initiator shall indicate to Tengram whether it has accepted Tengram’s offer by sending irrevocable written notice of such acceptance to Tengram, and Tengram shall then be obligated to purchase, and the Initiator shall then be obligated to sell, the ROFO Shares on the terms and conditions set forth in the Initiator Notice at the Offer Price and on the other terms set forth in the ROFO Offer Notice.

(e) If the Initiator does not accept any offer made by Tengram, or if Tengram does not deliver a ROFO Offer Notice in accordance with Section 2.4(c), the Initiator may, during the 120-day period following the expiration of the ROFO Notice Period, enter into an agreement for the sale of all the ROFO Shares to any Person at a price not less than the Offer Price set forth in any ROFO Offer Notice and on other economic terms not more favorable in the aggregate to the buyer than those specified in the Initiator Notice (it being understood that “economic terms” shall not include customary representations and warranties with respect to the Initiator, the ROFO Shares or the Company and its Subsidiaries and indemnities with respect thereto). If the Initiator does not enter into an agreement for the sale of the ROFO Shares within such period or, if such agreement is not consummated within 120 days of the execution thereof (which period shall be extended solely to the extent needed to obtain any required governmental approvals, provided that the Initiator shall have used all reasonable best efforts to obtain such approval in a timely manner), the right provided hereunder shall be deemed to be revived and such ROFO Shares shall not be offered unless first reoffered to Tengram in accordance with this Section 2.4.

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2.5 Legend.

(a) All certificates representing the Equity Securities held by each Stockholder shall bear a legend substantially in the following form:

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A STOCKHOLDERS AGREEMENT (A COPY OF WHICH IS ON FILE WITH THE SECRETARY OF THE COMPANY). NO TRANSFER, SALE, ASSIGNMENT, PLEDGE, HYPOTHECATION OR OTHER DISPOSITION OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY BE MADE EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF SUCH STOCKHOLDERS AGREEMENT AND (A) PURSUANT TO A REGISTRATION STATEMENT EFFECTIVE UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR (B) PURSUANT TO AN EXEMPTION FROM REGISTRATION THEREUNDER. THE HOLDER OF THIS CERTIFICATE, BY ACCEPTANCE OF THIS CERTIFICATE, AGREES TO BE BOUND BY ALL OF THE PROVISIONS OF SUCH STOCKHOLDERS AGREEMENT.”

(b) Upon the permitted sale of any Equity Securities pursuant to (i) an effective registration statement under the Securities Act or pursuant to Rule 144 or (ii) another exemption from registration under the Securities Act or upon the termination of this Agreement, the certificates representing such Equity Securities shall be replaced, at the expense of the Company, with certificates or instruments not bearing the legends required by this Section 2.5; provided that the Company may condition such replacement of certificates under clause (ii) upon the receipt of an opinion of securities counsel reasonably satisfactory to the Company.

ARTICLE III

PREEMPTIVE RIGHTS

3.1 Equity Purchase Rights.

(a) The Company hereby grants to each Stockholder that is an “accredited investor” (as defined in Rule 501 of Regulation D promulgated under the Securities Act) (each, a “Preemptive Stockholder”) the right to purchase its Pro Rata Portion of all or any part of New Securities that the Company or any Subsidiary may, from time to time after the Closing, propose to sell or issue for cash. The number or amount of New Securities which the Stockholders may purchase pursuant to this Section 3.1(a) shall be referred to as the “Equity Purchase Shares.” The equity purchase right provided in this Section 3.1(a) shall apply at the time of issuance of any right, warrant or option or convertible or exchangeable security and not to the conversion, exchange or exercise thereof. Each Preemptive Stockholder may assign its rights to make such purchase to any other member of its Stockholder Group.

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(b) The Company shall give written notice of a proposed issuance or sale described in Section 3.1(a) to the Preemptive Stockholders within 15 Business Days following any meeting of the Board at which any such issuance or sale is approved and at least 30 days prior to the proposed issuance or sale. Such notice (the “Issuance Notice”) shall set forth the material terms and conditions of such proposed transaction, including the proposed manner of disposition, the number or amount and description of the shares proposed to be issued, the proposed issuance date and the proposed purchase price per share. Such notice shall also be accompanied by any written offer from the prospective purchaser to purchase such New Securities.

(c) At any time during the 30-day period following the receipt of an Issuance Notice, each Preemptive Stockholder shall have the right to elect irrevocably to purchase its Pro Rata Portion of the number of the Equity Purchase Shares at the purchase price set forth in the Issuance Notice and upon the other terms and conditions specified in the Issuance Notice by delivering a written notice to the Company. Except as provided in the following sentence, such purchase shall be consummated concurrently with the consummation of the issuance or sale described in the Issuance Notice. The closing of any purchase by any Preemptive Stockholder may be extended beyond the closing of the transaction described in the Issuance Notice to the extent necessary to (i) obtain required approvals of Government Entities and other required approvals and the Company and the Stockholders shall use their respective commercially reasonable efforts to obtain such approvals and (ii) permit the Preemptive Stockholders to complete their internal capital call process following the 15-day notice period; provided that the extension pursuant to this clause (ii) shall not exceed 60 days.

(d) Each Preemptive Stockholder exercising its right to purchase its respective portion of the Equity Purchase Shares in full (an “Exercising Stockholder”) shall have a right of over-allotment such that if any other Preemptive Stockholder or Affiliate of any Preemptive Stockholder fails to exercise its right hereunder to purchase its full Pro Rata Portion of New Securities (a “Non-Purchasing Stockholder”), such Exercising Stockholder may purchase its Pro Rata Portion of such securities by giving written notice to the Company within 10 days from the date that the Company provides written notice of the amount of New Securities as to which such Non-Purchasing Stockholders have failed to exercise their purchase rights hereunder.

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(e) If any Stockholder or Exercising Stockholder fails to exercise fully the equity purchase right within the periods described above and after expiration of the 10-day period for exercise of the over-allotment provisions pursuant to Section 3.1(d), the Company or the applicable Subsidiary shall be free to complete the proposed issuance or sale of the New Securities described in the Issuance Notice with respect to which Exercising Stockholders failed to exercise the option set forth in this Section 3.1 on terms no less favorable to the Company or the applicable Subsidiary than those set forth in the Issuance Notice (except that the amount of securities to be issued or sold by the Company may be reduced); provided that (x) such issuance or sale is closed within 90 days after the expiration of the 10-day period described in Section 3.1(d) and (y) the price at which the New Securities are Transferred must be equal to or higher than the purchase price described in the Issuance Notice. Such periods within which such issuance or sale must be closed shall be extended to the extent necessary to obtain required approvals of Government Entities and other required approvals and the Company shall use its commercially reasonable efforts to obtain such approvals. In the event that the Company has not sold such New Securities within such 90-day period, the Company shall not thereafter issue or sell any New Securities, without first again offering such securities to the Stockholders in the manner provided in this Section 3.1.

(f) The preemptive rights granted under this ARTICLE III to each party shall terminate on the earliest of (i) the date that Tengram’s beneficial ownership of the Common Stock (which, for purposes of such calculation, shall include shares of Common Stock underlying the Debenture) is less than 20% of the Fully Diluted Common Stock, (ii) the date that Tengram and its Affiliates no longer own at least 50% of the shares of Common Stock (which, for purposes of such calculation, shall include shares of Common Stock underlying the Debenture) acquired by Tengram pursuant to the Securities Purchase Agreement, and (iii) the tenth (10th) anniversary of the date of this Agreement

ARTICLE IV

DEFINITIONS

4.1 Certain Definitions. For the purposes hereof, in addition to the terms defined elsewhere in this Agreement, (a) capitalized terms not otherwise defined herein shall have the meanings set forth in the Securities Purchase Agreement and (b) the following terms shall have the following meanings:

“Affiliate” means, with respect to any Person, (i) any Person directly or indirectly Controlling, Controlled by or under common Control with such Person, (ii) any Person directly or indirectly owning or Controlling 10% or more of any class of outstanding voting securities of such Person or (iii) any officer, director, general partner or trustee of any such Person described in clause (i) or (ii).

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“Agreement” means this Stockholders Agreement, as amended from time to time in accordance with Section 5.7.

“Applicable Law” means all applicable provisions of (i) constitutions, treaties, statutes, laws (including the common law), rules, regulations, ordinances, codes or orders of any Governmental Entity, (ii) any consents or approvals of any Governmental Entity and (iii) any orders, decisions, injunctions, judgments, awards, decrees of or agreements with any Governmental Entity.

“Board” has the meaning set forth in Section 1.1(a).

“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks in New York City are authorized or required to close.

“Closing” has the meaning set forth in the Recitals.

“Common Stock” has the meaning set forth in the Preamble.

“Common Stock Equivalents” means any securities of the Company or the Subsidiaries which would entitle the holder thereof to acquire at any time Common Stock, including, without limitation, any debt, preferred stock, right, option, warrant or other instrument that is at any time convertible into or exercisable or exchangeable for, or otherwise entitles the holder thereof to receive, Common Stock.

“Company” has the meaning set forth in the Preamble.

“Competitor” means any Person conducting business primarily in the area of licensing branded apparel products and accessories.

“Control” means the power to direct the affairs of a Person by reason of ownership of voting securities, by contract or otherwise.

“Controlled Affiliate” means, with respect to any Person, any Person directly or indirectly Controlled by such Person; provided that the limited partners and non-managing members of any Person that is an investment fund shall in no event be deemed Controlled Affiliates of such fund.

“Convertible Debenture” means the Senior Secured Convertible Debenture Due January 31, 2015 and held by Tengram.

“Corporate Opportunity” has the meaning set forth in Section 1.8.

“Equity Securities” has the meaning set forth in the Recitals.

“Fair Market Value” means with respect to any non-cash consideration, the fair market value of such non-cash consideration as determined in good faith by the Board.

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“Fully Diluted Common Stock” shall mean all of the Common Stock of the Company, assuming conversion, exercise or exchange of all outstanding convertible or exchangeable securities, options, warrants and similar instruments into or for Common Stock (regardless of whether such convertible securities, options, warrants or similar securities are then convertible or exercisable, and without regard to any limitations on exercise or conversion thereof).

“Group” has the meaning assigned to such term in Section 13(d)(3) of the Exchange Act.

“Information” means all information about the Company or any of its Subsidiaries that is or has been furnished to any Stockholder or any of its Representatives by or on behalf of the Company or any of its Subsidiaries or any of their respective Representatives, and any other information supplied by the Company in connection with the Purchase (whether written or oral or in electronic or other form and whether prepared by the Company, its advisers or otherwise), together with all written or electronically stored documentation prepared by such Stockholder or its Representatives based on or reflecting, in whole or in part, such information; provided that the term “Information” does not include any information that (x) is or becomes generally available to the public through no action or omission by any Stockholder or its Representatives or (y) is or becomes available to such Stockholder on a non-confidential basis from a source, other than the Company or any of its subsidiaries, or any of their respective Representatives, that to the best of such Stockholder's knowledge, after reasonable inquiry, is not prohibited from disclosing such portions to such Stockholder by a contractual, legal or fiduciary obligation.

“Initiator” has the meaning set forth in Section 2.4(a).

“Initiator Notice” has the meaning set forth in Section 2.4(b).

“New Securities” means Common Stock or Common Stock Equivalents of the Company or of any Subsidiary other than (a) shares of Common Stock or options to employees, officers or directors of the Company pursuant to any stock or option plan duly adopted for such purpose, by a majority of the non-employee members of the Board of Directors or a majority of the members of a committee of non-employee directors established for such purpose, (b) securities issued upon the exercise or exchange of or conversion of any securities of the Company issued hereunder and/or other securities exercisable or exchangeable for or convertible into shares of Common Stock issued and outstanding on the date of this Agreement, provided that such securities have not been amended since the date of this Agreement to increase the number of such securities or to decrease the exercise price, exchange price or conversion price of such securities, (c) securities issued pursuant to acquisitions or strategic transactions approved by a majority of the disinterested directors of the Company, provided that any such issuance shall only be to a Person (or to the equity holders of a Person) which is, itself or through its subsidiaries, an operating company or an owner of an asset in a business synergistic with the business of the Company and shall provide to the Company additional benefits in addition to the investment of funds, but shall not include a transaction in which the Company is issuing securities primarily for the purpose of raising capital or to an entity whose primary business is investing in securities, and (d) securities issued to Tennman WR-T, Inc., pursuant to the exercise of its preemptive rights in accordance with the Preemptive Rights and Board Nomineee Agreement.

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“Offer Price” has the meaning set forth in Section 2.4(c).

“Permitted Transferee” means as to any Stockholder: (i) the owners of such Stockholder in connection with any liquidation of, or a distribution with respect to an equity interest in, such Stockholder (including but not limited to any distribution by a Stockholder to its limited partners); or (ii) an Affiliate of such Stockholder; provided that in no event shall any “portfolio company” (as such term is customarily used among institutional investors) of any Stockholder or any entity Controlled by any portfolio company of any Stockholder constitute a “Permitted Transferee”. Any Stockholder shall also be a Permitted Transferee of the Permitted Transferees of itself.

“Person” means any individual, corporation, limited liability company, limited or general partnership, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivisions thereof or any Group comprised of two or more of the foregoing.

“Preferred Stock” shall mean shares of the Company’s Series A Preferred Stock issued to Tengram at the Closing.

“Pro Rata Portion” means:

(a) for the purposes of Section 2.2, with respect to any Tengram Stockholder or any Dyne Stockholder, with respect to any proposed Transfer, on the applicable Transfer date, the number of shares of Common Stock equal to the product of (i) the total number of shares of Common Stock (which, for purposes of such calculation, shall include shares of Common Stock underlying the Debenture) to be Transferred to the proposed Transferee and (ii) the fraction determined by dividing (A) the total number of shares of Common Stock owned by the Tengram Stockholders collectively (which, for purposes of such calculation, shall include shares of Common Stock underlying the Debenture) or the Dyne Stockholders collective (as applicable) as of such date by (B) the total number of shares of Common Stock owned by all of the Tengram Stockholders (which, for purposes of such calculation, shall include shares of Common Stock underlying the Debenture) and all of the Dyne Stockholders as of such date; and

(b) for the purposes of Section 3.1, with respect to any Preemptive Stockholder, on any issuance date for New Securities, the number or amount of New Securities equal to the product of (i) the total number or amount of New Securities to be issued by the Company or its applicable Subsidiary on such date and (ii) the fraction determined by dividing (A) the number of shares of Common Stock (which, for purposes of such calculation, shall include shares of Common Stock underlying the Debenture) owned by such Preemptive Stockholder immediately prior to such issuance by (B) the total number of shares of Common Stock outstanding (which, for purposes of such calculation, shall include shares of Common Stock underlying the Debenture) on such date immediately prior to such issuance.

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“Public Offering” means an offering of Common Stock pursuant to a registration statement filed in accordance with the Securities Act.

“Purchase” has the meaning set forth in the Recitals.

“Representatives” means with respect to any Person, any of such Person’s, or its Affiliates’, directors, officers, employees, general partners, Affiliates, direct or indirect shareholders, members or limited partners, attorneys, accountants, financial and other advisers, and other agents and representatives, including in the case of any Stockholder any person nominated to the Board or a Committee by such Stockholder.

“ROFO Notice Period” has the meaning set forth in Section 2.4(c).

“ROFO Offer Notice” has the meaning set forth in Section 2.4(c).

“ROFO Shares” has the meaning set forth in Section 2.4(a).

“Rule 144” means Rule 144 under the Securities Act (or any successor rule).

“Securities Act” means the Securities Act of 1933, as amended from time to time, and the rules and regulations promulgated thereunder.

“Securities Purchase Agreement” has the meaning set forth in the Recitals.

“Stockholder Group” means, with respect to any Stockholder, such Stockholder and the Stockholder Group Members of such Stockholder.

“Stockholder Group Member” has the meaning set forth in Section 1.8.

“Stockholders” has the meaning set forth in the Preamble.

“Subsidiary” means each Person in which a Person owns or controls, directly or indirectly, capital stock or other equity interests representing more than 50% of the outstanding capital stock or other equity interests.

“Tag-Percentage” has the meaning set forth in Section 2.2(a).

“Tengram” has the meaning set forth in the Recitals.

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“Transfer” means, directly or indirectly, to sell, transfer, assign, pledge, encumber, hypothecate or similarly dispose of, either voluntarily or involuntarily, or to enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, assignment, pledge, encumbrance, hypothecation or similar disposition of, any shares of Equity Securities owned by a Person or any interest (including but not limited to a beneficial interest) in any shares of Equity Securities owned by a Person.

“Transferee” means any Person to whom any Stockholder or any Transferee thereof Transfers Equity Securities in accordance with the terms hereof.

“Transfer Notice” has the meaning set forth in Section 2.2(a).

“Transferred Shares” has the meaning set forth in Section 2.2(a).

4.2 Terms Generally. The words “hereby”, “herein”, “hereof”, “hereunder” and words of similar import refer to this Agreement as a whole (including the Exhibits and Annexes hereto) and not merely to the specific section, paragraph or clause in which such word appears. All references herein to Articles, Sections, Exhibits and Annexes and Schedules shall be deemed references to Articles and Sections of, and Exhibits and Annexes to, this Agreement unless the context shall otherwise require. The words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”. The definitions given for terms in this Article IV and elsewhere in this Agreement shall apply equally to both the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. References herein to any agreement or letter shall be deemed references to such agreement or letter as it may be amended, restated or otherwise revised from time to time.

ARTICLE V

MISCELLANEOUS

5.1 Termination. Subject to the early termination of any provision as a result of an amendment to this Agreement agreed to by the Company and the Stockholders as provided under Section 5.7, this Agreement may be terminated only by the unanimous agreement of the Company, Dyne and Tengram. Nothing in this Agreement shall relieve any party from any liability for the breach of any obligations set forth in this Agreement.

5.2 Publicity. Each Stockholder will coordinate in good faith with each other Stockholder with respect to all press releases and other public relations matters with respect to the Purchase and the Closing. Unless otherwise required by Applicable Law or the rules of any stock exchange, no Stockholder may issue any press release or otherwise make any public announcement or comment on the Purchase or the Closing without the prior consent of each of the Company, Dyne and Tengram.

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5.3 Confidentiality. Each Stockholder agrees to, and shall cause its Representatives to, keep confidential and not divulge any Information, and to use, and cause its Representatives to use, such Information only in connection with the Purchase, the Closing or, following the Closing, the operation of the Company and its Subsidiaries; provided that nothing herein shall prevent any party hereto from disclosing such Information (a) upon the order of any court or administrative agency, (b) upon the request or demand of any regulatory agency or authority having jurisdiction over such party, (c) to the extent compelled by legal process or required or requested pursuant to subpoena, interrogatories or other discovery requests, (d) to the extent necessary in connection with the exercise of any remedy hereunder, (e) to other Stockholders, (f) to such party’s Representatives that in the reasonable judgment of such pm1y need to know such Information or (g) to any potential Permitted Transferee in connection with a proposed Transfer of Equity Securities from such Stockholder as long as such transferee agrees to be bound by the provisions of this Section 5.3 as if a Stockholder, provided that, in the case of clause (a), (b) or ( c), such party shall notify the Company, Dyne and Tengram of the proposed disclosure as far in advance of such disclosure as practicable and use reasonable efforts to ensure that any Information so disclosed is accorded confidential treatment, when and if available.

5.4 Restrictions on Other Agreements; Conflicts.

(a) Following the date hereof, no Stockholder shall enter into or agree to be bound by any stockholder agreements or arrangements of any kind with any Person with respect to any Equity Securities that conflicts with the terms of this Agreement.

(b) The provisions of this Agreement shall be controlling if any such provisions or the operation thereof conflict with the provisions of the Company’s by-laws. Each of the parties covenants and agrees to vote their Common Stock (including Preferred Stock) and to take any other action reasonably requested by the Company or any Stockholder to amend the Company's by-laws or certificate of incorporation so as to avoid any conflict with the provisions hereof.

5.5 Further Assurances. Each party hereto shall do and perform or cause to be done and performed all such further acts and things, and shall execute and deliver all such further agreements, certificates, instruments and documents, as any other parties hereto reasonably may request in order to carry out the provisions of this Agreement and the consummation of the transactions contemplated hereby.

5.6 No Recourse. Notwithstanding anything to the contrary in this Agreement, the Company and each Stockholder agrees and acknowledges that no recourse under this Agreement or any documents or instruments delivered in connection with this Agreement, shall be had against any current or future director, officer, employee, general or limited partner or member of any Stockholder or of any Affiliate or assignee thereof, whether by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any statute, regulation or other Applicable Law, it being expressly agreed and acknowledged that no personal liability whatsoever shall attach to, be imposed on or otherwise be incurred by any current or future officer, agent or employee of any Stockholder or any current or future member of any Stockholder or any current or future director, officer, employee, partner or member of any Stockholder or of any Affiliate or assignee thereof, as such for any obligation of any Stockholder under this Agreement or any documents or instruments delivered in connection with this Agreement for any claim based on, in respect of or by reason of such obligations or their creation.

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5.7 Amendment; Waivers, etc. This Agreement may be amended, and the Company may take any action herein prohibited, or omit to perform any act herein required to be performed by it, only if any such amendment, action or omission to act, has been approved by the Company, Tengram and Dyne, provided that this Agreement may not be amended in a manner adversely affecting the rights or obligations of any Stockholder which does not adversely affect the rights or obligations of all similarly situated Stockholders in the same manner without the consent of such Stockholder. The failure of any party to enforce any of the provisions of this Agreement shall in no way be construed as a waiver of such provisions and shall not affect the right of such party thereafter to enforce each and every provision of this Agreement in accordance with its terms. Any Stockholder may waive (in writing) the benefit of any provision of this Agreement with respect to itself for any purpose. Any such waiver shall constitute a waiver only with respect to the specific matter described in such writing and shall in no way impair the rights of the Stockholder granting such waiver in any other respect or at any other time.

5.8 Assignment. Neither this Agreement nor any right or obligation arising under this Agreement may be assigned by any party without the prior written consent of the other parties, provided that any Stockholder may assign all or a portion its rights (but not its obligations) hereunder to any member of its Stockholder Group that is or becomes a Stockholder.

5.9 Binding Effect. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors and permitted assigns.

5.10 No Third Party Beneficiaries. Nothing in this Agreement shall confer any rights upon any Person other than the parties hereto and each such party’s respective heirs, successors and permitted assigns.

5.11 Notices. All notices, requests, demands, waivers and other communications required or permitted to be given under this Agreement shall be in writing and shall be deemed to have been duly given if (a) delivered personally, (b) mailed, certified or registered mail with postage prepaid, (c) sent by reputable overnight courier or (d) sent by fax (provided a confirmation copy is sent by one of the other methods set forth above), to the addresses set forth on the signature pages attached hereto (or to such other address as the party entitled to notice shall hereafter designate in accordance with the terms hereof):

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5.12 Severability. Any term or provision of this Agreement which is invalid, illegal or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity, illegality or unenforceability without rendering invalid, illegal or unenforceable the remaining terms and provisions of this Agreement or affecting the validity, illegality or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only as broad as is enforceable. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated herein are consummated as originally contemplated to the fullest extent possible.

5.13 Headings. The headings contained in this Agreement are for purposes of convenience only and shall not affect the meaning or interpretation of this Agreement.

5.14 Entire Agreement. This Agreement, together with the exhibits hereto and the Transaction Agreements, constitute the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

5.15 Governing Law. This Agreement will be governed by and construed in accordance with the laws of the State of New York (regardless of the laws that might otherwise govern under applicable principles or rules of conflicts of law to the extent such principles or rules are not mandatorily applicable by statute and would require the application of the laws of another jurisdiction).

5.16 Consent to Jurisdiction. Each party irrevocably submits to the exclusive jurisdiction of (a) the Supreme Court of the State of New York, New York County, and (b) the United States District Court for the Southern District of New York, for the purposes of any suit, action or other proceeding arising out of this Agreement or any transaction contemplated hereby (and agrees not to commence any such suit, action or other proceeding except in such courts). Each party further agrees that service of any process, summons, notice or document by U.S. registered mail to such party’s respective address set forth or referred to in Section 5.11 shall be effective service of process for any such suit, action or other proceeding. Each party irrevocably and unconditionally waives any objection to the laying of venue of any such suit, action or other proceeding in (i) the Supreme Court of the State of New York, New York County, and (ii) the United States District Court for the Southern District of New York, that any such suit, action or other proceeding brought in any such court has been brought in an inconvenient forum.

5.17 Waiver of Jury Trial. Each party hereby waives, to the fullest extent permitted by Applicable Law, any right it may have to a trial by jury in respect of any suit, action or other proceeding arising out of this Agreement or any transaction contemplated hereby. Each party (a) certifies and acknowledges that no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce the foregoing waiver, and (b) acknowledges that it understands and has considered the implications of this wavier and makes this wavier voluntarily, and that it and the other parties have been induced to enter into the Agreement by, among other things, the mutual waivers and certifications in this Agreement.

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5.18 Enforcement. Each party hereto acknowledges that money damages would not be an adequate remedy in the event that any of the covenants or agreements in this Agreement are not performed in accordance with its terms, and it is therefore agreed that in addition to and without limiting any other remedy or right it may have, the non-breaching party will have the right to an injunction, temporary restraining order or other equitable relief in any court of competent jurisdiction enjoining any such breach and enforcing specifically the terms and provisions hereof. In the event that the Company or one or more Stockholders shall file suit to enforce the covenants contained in this Agreement (or obtain any other remedy in respect of any breach thereof), the prevailing party in the suit shall be entitled to recover, in addition to all other damages to which it may be entitled, the costs incurred by such party in conducting the suit, including, without limitation, reasonable attorney's fees and expenses.

5.19 Counterparts; Facsimile Signatures. This Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which together shall constitute one instrument. This Agreement may be executed by facsimile signature(s).

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IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement by their authorized representatives as of the date first above written.

PEOPLE’S LIBERATION, INC.	Address for Notice:

By: ________________________________	1212 South Flower Street, 5th Floor
Name: Colin Dyne	Los Angeles, CA 90015
Title: Chief Executive Officer

TCP WR ACQUISITION, LLC	Address for Notice:

By: ________________________________
Name:
Title:

COLIN DYNE	Address for Notice:

By: ________________________________	c/o People’s Liberation, Inc.
1212 South Flower Street, 5th Floor
Los Angeles, CA 90015

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